

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

August 27, 2009

Mr. Steven L. Fradkin
Executive Vice President and Chief Financial Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

      Re: Northern Trust Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              File No. 0-05965

Dear Mr. Fradkin,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

John P. Nolan
Sr. Asst. Chief Accountant